Exhibit 99.3

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marche financiers
Ernst & Young LLP
Canadian Zinc Corporation

May 7, 2015
Dear Sirs/Mesdames
Re: Canadian Zinc Corporation (the “Company”)

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated May 1, 2015 and we agree with the information contained in such notice.

Our understanding is that the notice will read as follows:

“Pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the Company hereby gives notice of a change of auditors of the Company as follows:

1.
the Company determined that it will not propose Ernst & Young LLP (the “Predecessor Auditor”) for reappointment as the auditor of the Company on the expiry of its term of office at the Annual General Meeting of Shareholders of the Company (or any adjournment thereof) scheduled to be held on June 23, 2015 (the “Meeting”);

2.	the Company will propose that the shareholders of the Company appoint at the Meeting KPMG LLP (the “Successor Auditor”) as the successor auditor of the Company;

3.
the termination of the Predecessor Auditor and the proposed appointment of the Successor Auditor have been considered and approved by the Board of Directors of the Company on April 30, 2015 with effect on the date of the Meeting;

4.
no auditor’s reports prepared by the Predecessor Auditor in respect of the Company’s financial statements relating to the relevant period (beginning on January 1, 2013) contained any modified opinion; and

there have been no “reportable events” (as that term is defined in NI 51-102) involving the Company and the Predecessor Auditor.”

May 7, 2015

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Ernst & Young LLP will be provided to the Company’s shareholders with the meeting materials relating to the Company’s next annual general meeting of shareholders

Yours truly

Chartered Accountants